UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 19, 2018

(Commission File No. 001-35053)

INTERXION HOLDING N.V.

(Translation of Registrant’s Name into English)

Scorpius 30, 2132 LR Hoofddorp, The Netherlands, +31 20 880 7600

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

This report contains (i) the indenture dated June 18, 2018, by and among InterXion Holding N.V. (“Interxion”), the guarantors thereunder, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar (the “Indenture”), and (ii) the unsecured revolving credit facility agreement dated June 18, 2018, by and among Interxion, the arrangers named therein and ABN AMRO Bank N.V. as agent (the “Revolving Credit Facility”).

Indenture

On June 18, 2018, Interxion completed an offering of €1,000,000,000 aggregate principal amount of 4 3⁄4% Senior Notes due 2025 (the “Notes”). Interest will be paid on the Notes semi-annually on each June 15 and December 15 at a rate of 4.75% per annum, and the Notes will mature on June 15, 2025. The Notes were offered and sold to initial purchasers in reliance on the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”). The initial purchasers then sold the Notes to qualified institutional buyers pursuant to exemptions from registration provided by Rule 144A under the Securities Act, and to persons outside the United States in reliance on Regulation S under the Securities Act. The Notes are governed by the Indenture.

The Notes are fully and unconditionally guaranteed (the “Guarantees”) by certain subsidiaries of Interxion (the “Guarantors”).

The description of the Indenture in this Form 6-K is not intended to be a complete description of the Indenture. The description is qualified in its entirety by the full text of the Indenture which is attached as Exhibit 99.1 and incorporated by reference in this Form 6-K.

Revolving Credit Facility

On June 18, 2018, Interxion entered into the Revolving Credit Facility. The Revolving Credit Facility has an initial maturity date of June 18, 2023 and includes an initial €200,000,000 revolving facility, provided that Interxion may increase and/or add one or more additional facilities thereto, subject to certain conditions. The Revolving Credit Facility initially bears interest at a rate per annum equal to EURIBOR (subject to a zero percent floor) or, for loans denominated in pounds sterling, U.S. dollars, Danish kroner, Swedish krona, or Swiss franc, LIBOR, CIBOR or STIBOR (as applicable), plus an initial margin of 2.00% per annum, subject to a margin ratchet based on a “Consolidated Total Net Leverage Ratio” (as defined in the Revolving Credit Facility).

The Revolving Credit Facility is guaranteed by Interxion and the Guarantors and contains customary operating and restrictive covenants, subject to certain agreed exceptions, qualifications and thresholds, as well as customary events of default (subject in certain cases to agreed grace periods, qualifications and thresholds).

The foregoing description of the Revolving Credit Facility is not intended to be a complete description of the Revolving Credit Facility. The description is qualified in its entirety by the full text of the Revolving Credit Facility which is attached as Exhibit 99.2 and incorporated by reference in this Form 6-K.

Exhibits

99.1	The Indenture dated June 18, 2018, by and among Interxion, the guarantors party thereto, The Bank of New York Mellon, London Branch, as trustee and paying agent and The Bank of New York Mellon SA/NV, Luxembourg Branch, as transfer agent and registrar.

99.2	The Revolving Credit Facility dated June 18, 2018, by and among Interxion, the guarantors party thereto, the arrangers named therein and ABN AMRO Bank N.V. as agent.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERXION HOLDING N.V.

By:	/s/ David C. Ruberg
Name:	David C. Ruberg
Title:	Chief Executive Officer

Date: June 19, 2018